May 3, 2017	News Release 17-16
SILVER STANDARD REPORTS FIRST QUARTER 2017 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the first quarter ended March 31, 2017.

Paul Benson, President and CEO said, “The first quarter of 2017 marks a strong start to the year as we produced nearly 98,000 gold equivalent ounces at all-in sustaining costs of $977 per payable ounce sold. Our three cash-flowing mines generated $31 million of operating cash flow, supporting our continued investments in sustaining and growing our operations, while also adding to our cash balance which now totals $341 million. This marks the sixth quarter in a row we have added to our cash position.”

“During the quarter, we secured an exciting future for our Pirquitas operation as the resolution of our export duty claim enabled us to exercise our option on the Chinchillas project which, once developed, will extend the Pirquitas operating life well into the next decade. Additionally, as a result of the strategic evolution of our Company, we announced a proposed name change to SSR Mining, which will come into effect later this year, following approval by our shareholders. Our focus remains on creating shareholder value through safe production, operational excellence and growth opportunities.”

First Quarter 2017 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Strong financial performance: Achieved quarterly revenue of $117.9 million, net income of $15.0 million or $0.13 per share and adjusted net income of $19.7 million or $0.17 per share.

▪
Increased cash balance: Quarter-end cash increased by $13.5 million to $340.6 million. Cash generated by operating activities totaled $30.6 million. Marketable securities increased by $41.7 million to $190.6 million.

▪	Consistent production: Produced 97,851 gold equivalent ounces at cash costs of $646 and AISC of $977 per payable gold equivalent ounce.

▪	Low cost gold production at Marigold: Produced 55,215 ounces of gold at cash costs of $585 and AISC of $799 per payable ounce of gold sold.

▪
Robust gold production at Seabee: Achieved production of 21,023 ounces of gold as higher grade ore was sourced from the Santoy mine at cash costs of $574 and AISC of $986 per payable ounce of gold sold.

▪
Strong operating fundamentals at Pirquitas: Concluded open pit mining in January and commenced stockpile processing for quarterly production of 1.5 million ounces of silver at cash costs of $12.68 and AISC of $14.82 per payable ounce of silver sold.

▪	Exercised option on the Chinchillas project: Creates a joint venture to extend the Pirquitas operating life with the Chinchillas silver-lead-zinc deposit. Silver Standard will be the operator.

▪
Resolved export duty claim: We entered into the tax moratorium system in Argentina, which resolves our export duty claim. We have agreed to pay approximately ARS 1 billion with 5% paid upon entry and the balance in installments over 60 months.

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2017	December 31 2016	September 30 2016	June 30 2016	March 31 2016
Total material mined (kt)	16,736	19,559	19,558	18,685	17,291
Waste removed (kt)	11,062	13,123	14,741	12,005	11,611
Total ore stacked (kt)	5,674	6,436	4,817	6,680	5,680
Strip ratio	1.9	2.0	3.1	1.8	2.0
Mining cost ($/t mined)	1.65	1.52	1.48	1.55	1.45
Gold stacked grade (g/t)	0.42	0.48	0.42	0.44	0.47
Processing cost ($/t processed)	0.89	0.80	0.95	0.70	0.71
Gold recovery (%)	74.0	75.0	71.0	70.7	70.0
General and admin costs ($/t processed)	0.52	0.46	0.56	0.38	0.47

Gold produced (oz)	55,215	59,945	47,456	47,195	50,520
Gold sold (oz)	52,528	61,308	47,278	47,124	48,605

Realized gold price ($/oz) (1)	1,214	1,247	1,330	1,259	1,189

Cash costs ($/oz) (1)	585	585	636	663	719
AISC ($/oz) (1)	799	835	1,139	1,067	841

Financial data ($000s)
Revenue	63,762	77,047	62,831	59,197	57,742
Income from mine operations	21,327	28,648	23,156	17,641	11,227
Capital investments	3,043	3,271	8,310	10,154	8,796
Capitalized stripping	6,745	10,171	13,787	7,231	1,435
Exploration expenditures (2)	1,024	1,276	1,145	1,597	1,102

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 11 of our management's discussion and analysis of the financial position and results of operation for the three months ended March 31, 2017 ("MD&A").

(2)	Includes capitalized and expensed exploration expenses.

Mine production

In the first quarter of 2017, the Marigold mine produced 55,215 ounces of gold, in line with our plan.

A total of 16.7 million tonnes were mined in the first quarter of 2017, 14% less than the fourth quarter of 2016, primarily due to weather-related impacts in January and February, which caused the open pit to cease operations intermittently due to unsafe work conditions. Additionally, the rope shovel was down for planned maintenance for five days during the month of March. We expect to recover the tonnage in the second half of 2017 as we will have significantly shorter hauls available due to backfilling previously mined areas.

Approximately 5.7 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.42 g/t. This compares to 6.4 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.48 g /t in the fourth quarter of 2016. Gold grade mined in the first quarter was 13% lower than the fourth quarter due to planned pit phase sequencing. The strip ratio declined to 1.9:1 in the quarter, a 5% reduction compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $585 per payable ounce of gold sold in the first quarter of 2017 were equal to cash costs in the fourth quarter of 2016. Total mining costs were lower in the first quarter of 2017 than in the fourth quarter of 2016. However, costs per tonne mined increased by 9% to $1.65 per tonne in the first quarter, due to a decrease in total tonnes mined. Processing unit costs were 11% higher in the first quarter of 2017 than in the fourth quarter of 2016 due to fewer tonnes stacked. General and administrative unit costs were also higher in the first quarter of 2017 than in the fourth quarter of 2016 due to fewer tonnes stacked but were comparable on an absolute basis.

AISC of $799 per payable ounce of gold sold in the first quarter of 2017 decreased from $835 in the fourth quarter of 2016 predominantly due to lower capitalized stripping.

Mine sales

A total of 52,528 ounces of gold were sold at an average price of $1,214 per ounce during the first quarter of 2017, compared to 61,308 ounces of gold sold at a 3% higher average price of $1,247 per ounce during the fourth quarter of 2016.

Exploration

Exploration activities during the first quarter of 2017 focused on the conversion of Mineral Resources to Mineral Reserves in areas proximal to the 2016 Mineral Reserve pit. During the quarter we completed 10,255 meters of reverse circulation drilling in 44 drillholes on four targets. Positive drill results demonstrate the potential to increase and convert Mineral Resources and warrant further follow up drilling, which is currently underway. The drill results from our fourth quarter 2016 and first quarter 2017 were reported in our news release dated May 1, 2017.

Seabee Gold Operation, Canada

Operating data	March 31 2017	December 31 2016	September 30 2016	Period from Acquisition to June 30, 2016 (1)	Three months ended June 30, 2016 (2)
Total ore milled (t)	72,394	84,526	82,756	18,856	71,218
Ore milled per day (t/day)	804	919	900	629	783
Gold mill feed grade (g/t)	9.22	7.40	7.40	7.79	7.97
Mining costs ($/t mined)	68	62	58	110	N/A
Processing costs ($/t processed)	23	19	19	29	N/A
Gold recovery (%)	97.7	97.0	96.5	96.6	96.8
General and admin costs ($/t processed)	59	44	37	61	N/A

Gold produced (oz)	21,023	19,711	20,142	6,721	17,524
Gold sold (oz)	22,411	17,229	21,911	11,306	16,305

Realized gold price ($/oz) (3)	1,233	1,230	1,334	1,278	1,271

Cash costs ($/oz) (3,5)	574	595	661	663	N/A
AISC ($/oz) (3,5)	986	833	840	776	N/A

Financial data ($000s)
Revenue	27,609	21,175	29,214	14,437	N/A
Income from mine operations	4,995	2,864	4,126	1,216	N/A
Capitalized development	2,514	2,432	2,104	803	N/A
Capital investments	4,760	1,010	579	337	N/A
Exploration expenditures (4)	1,953	829	1,206	117	N/A

(1)
The data presented in this column is for the period from May 31, 2016, to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources Inc. ("Claude Resources").

(2)
The data presented in this column includes operating results for the Seabee Gold Operation for the entire second quarter of 2016, including the period from April 1 to May 30, 2016 prior to our acquisition of Claude Resources.

(3)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 11 of our MD&A.

(4)	Includes capitalized and expensed exploration expenses.

(5)
The non-GAAP financial measures of cash costs per payable ounce of gold sold and AISC per payable ounce of gold sold from the Seabee Gold Operation were adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

Mine production

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. In the first quarter of 2017, the Seabee Gold Operation produced 21,023 ounces of gold, a 7% increase from the 19,711 ounces of gold produced during the fourth quarter of 2016, primarily due to higher grade ore from the Santoy mine complex.

A total of 72,394 tonnes of ore was milled at an average gold grade of 9.22 g/t and recovery of 97.7% during the first quarter of 2017. This compares to a total of 84,526 tonnes of ore milled at an average gold grade of 7.40 g/t and recovery of 97.0% in the fourth quarter of 2016.

During the first quarter, the mill was maintained at a throughput of 804 tonnes per day, lower than the previous quarter as ore delivery from the mine constrained mill throughput due to ventilation system requirements. The need for additional ventilation was identified in the fourth quarter of 2016. A solution to deliver more fresh air, especially in deeper sections of the Santoy mine, was developed with equipment delivered to site in the first quarter of 2017, with installation and operability expected by the end of the second quarter.

The Santoy mine complex supplied 98% of ore milled in the first quarter, predominantly from long hole stopes. We continue to develop new mine plans to achieve a higher, sustainable production rate.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $574 in the first quarter of 2017, lower than the $595 in the fourth quarter of 2016. Costs per tonne mined were $68 per tonne in the first quarter of 2017, 10% higher than in the previous quarter due to lower tonnes mined. Processing and general and administration unit costs were higher by 21% and 34%, respectively, in the first quarter of 2017 compared to the fourth quarter of 2016 due to lower tonnes milled; however, the mill feed grade was 25% higher in the current quarter than in the preceding period driving higher production which resulted in lower cash costs in the period.

AISC per payable ounce of gold sold, were $986 in the first quarter of 2017, higher than the $833 in the fourth quarter of 2016 as a significant portion of planned capital spending was incurred due to the delivery of capital items over the ice road. Exploration spending also increased, consistent with our objective of adding Mineral Reserves and Mineral Resources at the mine.

Mine sales

A total of 22,411 ounces of gold were sold at an average price of $1,233 per ounce during the first quarter of 2017, 30% higher than the 17,229 ounces of gold sold at a comparable price of $1,230 per ounce in the fourth quarter of 2016.

Exploration

For 2017, the Seabee Gold Operation plans to complete up to 60,000 meters of underground drilling and 28,500 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves. In the first quarter of 2017, we completed 16,267 meters of underground drilling and 11,394 meters of surface drilling in 42 and 24 drillholes, respectively. Drill results continue to be encouraging and additional exploration drilling has been planned for 2017 across the Seabee Gold Operation to define, increase and convert Mineral Resources. The drill results for fourth quarter 2016 and first quarter 2017 were reported in our news release dated May 1, 2017.

Pirquitas mine, Argentina

	Three months ended
Operating data	March 31 2017	December 31 2016	September 30 2016	June 30 2016	March 31 2016
Total material mined (kt) (1)	89	1,694	2,385	2,543	2,520
Ore mined (kt) (1)	53	501	801	729	794
Silver mined grade (g/t) (1)	205	168	190	189	181
Mining costs ($/t mined) (1)	25.80	4.84	3.80	3.54	2.97
Ore milled (kt)	449	476	455	425	418
Silver mill feed grade (g/t)	145	194	264	238	247
Processing cost ($/t milled)	13.66	14.17	14.78	15.10	13.58
Silver recovery (%)	72.6	74.5	79.0	77.6	79.7
General and admin costs ($/t milled)	5.22	6.19	5.84	6.22	5.68

Silver produced ('000 oz)	1,520	2,210	3,047	2,526	2,639
Silver sold ('000 oz)	1,443	2,633	2,947	2,594	3,223

Realized silver price ($/oz) (2)	17.35	17.14	19.64	16.52	14.94

Cash costs ($/oz) (2)	12.68	9.80	8.48	8.87	8.93
AISC ($/oz) (2)	14.82	11.47	9.87	10.00	9.67

Financial Data ($000s)
Revenue	26,534	29,095	51,336	45,141	43,771
Income (loss) from mine operations (3)	13,767	(4,056)	31,908	25,205	12,071
Capital investments	2,261	3,467	3,158	2,057	1,578
Exploration expenditures	—	11	7	25	22

(1)	Data for the quarter ended March 31, 2017, represent mining until mid-January 2017. We will stop reporting these metrics beginning in the second quarter of 2017.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 11 of our MD&A.

(3)
The income from mine operations in the quarter ended March 31, 2017, includes a non-cash impact of $4.3 million relating to the resolution of the export duty claim in Argentina. Income (loss) from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision and a non-cash write-down of supplies inventory and VAT receivable of $3.7 million.

Mine production

Mining from the San Miguel open pit ceased in January 2017 and medium grade stockpile material is being processed through the plant. Lower grade stockpiles may be processed in late 2017, and potentially in early 2018, once the medium grade stockpiles have been consumed, depending on prevailing economic conditions. The operation produced a total of 1.5 million ounces of silver from ore mined and stockpiles processed.

Ore was milled at an average rate of 4,994 tonnes per day in the first quarter, 25% above the mill’s nominal throughput of 4,000 tonnes per day. Ore milled in the first quarter of 2017 contained an average silver grade of 145 g/t, 25% lower than the 194 g/t reported in the fourth quarter of 2016 as the majority of mill feed was sourced from medium grade stockpiles. The jig circuit was not utilized to treat stockpile material. The average silver recovery in the first quarter was 72.6%, lower than the 74.5% recovery in the previous quarter, in line with reduced silver mill feed grade.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, increased by 29% to $12.68 per payable ounce of silver sold in the first quarter of 2017 from $9.80 per payable ounce of silver sold in the fourth quarter of 2016, principally due to the transition to processing lower grade stockpiled ore. While unit processing costs declined as the pre-concentration circuit was idled, the transition to processing stockpiles added re-handling costs and stockpile inventory costs of approximately $2.00 per payable ounce that were previously incurred.

AISC of $14.82 per payable ounce of silver sold were higher in the first quarter of 2017 than the $11.47 per payable ounce of silver sold in the fourth quarter of 2016 due to higher cash costs per payable ounce of silver sold and higher capital spend per ounce sold.

Mine sales

We recognized sales of 1.4 million ounces of silver in the first quarter of 2017, lower than the 2.6 million ounces in the fourth quarter of 2016, as a result of lower production due to processing of lower grade stockpiles.

Chinchillas project, Argentina

On March 31, 2017, we provided notice to Golden Arrow to exercise our option on the Chinchillas project and form a joint venture comprised of our Pirquitas property and Golden Arrow's Chinchillas property owned on a 75%/25% basis by us and Golden Arrow, respectively. The transaction is expected to close on or before May 31, 2017 and we will be the operator.

The Chinchillas project provides operating life extension to Pirquitas with a modest capital investment of $81 million on a 100% basis. With construction expected to begin in the third quarter of 2017, subject to permitting, Chinchillas is expected to produce 8.4 million ounces of annual silver equivalent production over an eight-year operating life. Chinchillas ore delivery to the Pirquitas mill is expected in the second half of 2018.

A news release on the Chinchillas pre-feasibility study was reported by Golden Arrow on March 31, 2017. The associated National Instrument 43-101 technical report will be filed within 45 days. Subject to closing the transaction, we approved the development of the project and expect construction to commence in the third quarter of 2017, following the receipt of environmental permits.

Export duties

We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converts the export duty liability to ARS, we have agreed to pay approximately ARS 1 billion with 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6.6 million of export duty that we paid. Export duties were removed effective February 12, 2016. At December 31, 2016 we had accrued a provision for $67.1 million for unpaid duties but had not accrued for potential interest and penalties.

Entering the tax moratorium resolves the existing liability, and we have recognized the new ARS liability at amortized cost by discounting expected future payments using a discount rate of 20% per annum over the 60-month period. We paid 5%, or ARS 52.9 million ($3.4 million), when entering the moratorium on March 31, 2017 and have recognized the reduction in the liability of $4.3 million within cost of sales.

Outlook

This section of the news release provides management's production and cost estimates. See "Cautionary Note Regarding Forward-Looking Statements."
Our operating guidance remains unchanged from that provided in our fourth quarter 2016 MD&A Outlook. For the full year 2017, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Pirquitas mine
Gold Production	oz	205,000 - 215,000	72,000 - 82,000	—
Silver Production	Moz	—	—	4.5 - 5.5
Cash Costs per Payable Ounce Sold (1)	$/oz	655 - 705	575 - 625	13.50 - 16.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	17	11	—
Exploration Expenditures (2)	$M	5	5	—

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures".

(2)	Includes capitalized and expensed exploration expenses.

In 2017, on a consolidated basis at mid-point of guidance, we expect to produce 355,000 gold equivalent ounces at gold equivalent cash costs of $735 per ounce. Cash costs and capital guidance are based on $55 per barrel oil price and 1.30 Canadian to U.S. dollar exchange rate. Gold equivalent figures are based on $1,250 per ounce gold price and $17.50 per ounce silver price.

Consolidated Financial Summary

Selected Financial Data (1)
	Three months ended March 31
	2017	2016
	$	$
Revenue	117,905	101,513
Income from mine operations	40,089	23,298
Operating income	24,809	14,614
Net income for the period	15,047	2,300
Basic income per share	0.13	0.03
Adjusted income before tax	23,161	12,581
Adjusted net income (2)	19,741	9,023
Adjusted basic income per share (2)	0.17	0.11
Cash generated by operating activities	30,643	12,724
Cash (used in) investing activities	(18,118)	(5,844)
Cash generated by (used in) financing activities	335	(1,069)

Financial Position	March 31, 2017	December 31, 2016
Cash and cash equivalents	340,585	327,127
Marketable securities	190,631	148,944
Current assets (including cash and cash equivalents)	769,074	704,240
Current liabilities	80,837	144,306
Working capital	688,237	559,934
Total assets	1,484,224	1,438,688

(1)	All values are presented in thousands of U.S. dollars, except per share amounts.

(2)
We report non-GAAP measures including adjusted income before- and after-tax and adjusted basic income per share, to manage and evaluate our operating performance. Please see "Cautionary Note Regarding Non-GAAP Measures".

Quarterly financial summary

The 16% increase in quarterly revenue compared to the first quarter of 2016 was due to higher realized prices of gold by 3% and silver by 16%, combined with an 8% increase in equivalent payable gold ounces sold. The increase in ounces sold was largely due to sales from the Seabee Gold Operation, which we did not own in the first quarter of 2016, partially offset by 55% lower ounces sold from the Pirquitas mine.

Income from mine operations in the first quarter of 2017 generated a gross margin of 34%, significantly higher than the 23% margin in the first quarter of 2016 due to higher precious metals prices, lower cost of sales at Marigold and the addition of the Seabee Gold Operation. In addition, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales.

Cash generated by operating activities increased significantly to $30.6 million compared to $12.7 million in the first quarter of 2016. Higher prices of gold and silver and higher volumes of gold sold at lower unit costs generated significantly higher cash from operating activities. We used $18.1 million in investing activities in the first quarter of 2017 compared to $5.8 million in the first quarter of 2016. Investments in property and plant were higher by $3.7 million mainly due to the addition of the Seabee Gold Operation and we also capitalized $2.5 million of underground development. Capitalized stripping at Marigold was $5.3 million higher than in the comparative quarter in 2016.

Subsequent Events

On April 24, 2017, the final step in the sale of our Diablillos and M-18 projects (the “Projects”), located in Argentina, to Huayra Minerals Corp. (“Huarya”) was completed with the reverse take-over (“RTO”) of Huayra by AbraPlata Resource Corp. (“AbraPlata”). This transaction was previously announced in our new releases dated September 19, 2016 and April 25, 2017.

As a result of the RTO and under the terms of the definitive agreement, Silver Standard: received 19.9% of AbraPlata as partial consideration for the sale of the Projects, with a free carried interest in AbraPlata until the completion of a financing of $5 million or more (the “Financing”); has appointed one member to the Board of Directors of AbraPlata; maintains the right to participate in future equity financings after the Financing to maintain our ownership level in AbraPlata for as long as Silver Standard continues to hold more than ten percent of the then issued and outstanding shares of AbraPlata on a non-diluted basis; is entitled to cash payments to Silver Standard of approximately $1.6 million, of which $0.6 million was received by March 31, 2017, over the first two years and $12.5 million over the following three to five years; and retains a 1.0% net smelter returns royalty on production from each of the Projects.

Subsequent to the quarter end, AbraPlata paid Silver Standard its $0.5 million installment due April 30, 2017.

On April 26, 2017, we announced that we entered into an option agreement with Eskay Mining Corp. to acquire up to a 60% undivided interest in the SIB project, located in British Columbia, Canada.

On May 2, 2017, we completed the sale of 100% of our Berenguela project in Peru to Valor Resources Limited.

Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Thursday, May 4, 2017, at 11:00 a.m. EDT.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	ir.silverstandard.com

▪	The conference call will be archived and available at ir.silverstandard.com.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 1322
All other callers:	+1 (412) 317-0088, replay code 1322

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of stockpile processing at the Pirquitas mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the anticipated closing of our joint venture with Golden Arrow; expected timing of construction of and ore delivery from the Chinchillas project; expected production from Chinchillas and ability to extend life of Pirquitas operations; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the anticipated timing of upgrades to the ventilation system at the Santoy mine; anticipated shareholder approval of name change; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the anticipated closure of the Pirquitas mine in late 2017 or early 2018, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs, total costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 11 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.silverstandard.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.